UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                               AirGate PCS, Inc.
                               -----------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   009367103
                                   ---------
                                (CUSIP Number)

                               November 22, 2004
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following pages
                              Page 1 of 17 Pages
                            Exhibit Index: Page 15

                                 SCHEDULE 13D

CUSIP No.: 009367103                                         Page 2 of 17 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      Glenview Capital Management, LLC

................................................................................
2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]

      (b) [X]

................................................................................
3.    SEC Use Only

................................................................................
4.    Source of Funds (See Instructions)

      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6.    Citizenship or Place of Organization   Delaware

................................................................................
Number of         7.    Sole Voting Power             1,179,929
Shares            .............................................................
Beneficially      8.    Shared Voting Power           None
Owned by Each     .............................................................
Reporting         9.    Sole Dispositive Power        1,179,929
Person With       .............................................................
                  10.   Shared Dispositive Power      None
................................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person    1,179,929
................................................................................
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      [   ]
................................................................................
13.   Percent of Class Represented by Amount in Row (11)

      10.0% based on 11,771,019 shares outstanding as of August 4, 2004.
................................................................................
14.   Type of Reporting Person:  OO

                                 SCHEDULE 13D

CUSIP No.: 009367103                                         Page 3 of 17 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      Glenview Capital GP, LLC

................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]

................................................................................
3.    SEC Use Only

................................................................................
4.    Source of Funds (See Instructions)

      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6.    Citizenship or Place of Organization   Delaware
................................................................................
Number of         7.    Sole Voting Power             None
Shares            .............................................................
Beneficially      8.    Shared Voting Power           450,533
Owned by Each     .............................................................
Reporting         9.    Sole Dispositive Power        None
Person With       .............................................................
                  10.   Shared Dispositive Power      450,533
................................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person      450,533
................................................................................
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      [   ]
................................................................................
13.   Percent of Class Represented by Amount in Row (11)

      3.8% based on 11,771,019 shares outstanding as of August 4, 2004.
................................................................................
14.   Type of Reporting Person:  OO

                                 SCHEDULE 13D

CUSIP No.: 009367103                                         Page 4 of 17 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      Glenview Capital Partners, L.P.

................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]

................................................................................
3.    SEC Use Only

................................................................................
4.    Source of Funds (See Instructions)

      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6.    Citizenship or Place of Organization   Delaware
................................................................................
Number of         7.    Sole Voting Power             None
Shares            .............................................................
Beneficially      8.    Shared Voting Power           114,871
Owned by Each     .............................................................
Reporting         9.    Sole Dispositive Power        None
Person With       .............................................................
                  10.   Shared Dispositive Power      114,871
................................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person      114,871
................................................................................
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      [   ]
................................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0.09% based on 11,771,019 shares outstanding as of August 4, 2004.
................................................................................
14.   Type of Reporting Person:  PN

                                 SCHEDULE 13D

CUSIP No.: 009367103                                         Page 5 of 17 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      Glenview Capital Master Fund, Ltd.

................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]

................................................................................
3.    SEC Use Only

................................................................................
4.    Source of Funds (See Instructions)

      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6.    Citizenship or Place of Organization  Cayman Islands, British West Indies
................................................................................
Number of         7.    Sole Voting Power             None
Shares            .............................................................
Beneficially      8.    Shared Voting Power           685,796
Owned by Each     .............................................................
Reporting         9.    Sole Dispositive Power        None
Person With       .............................................................
                  10.   Shared Dispositive Power      685,796
................................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person      685,796
................................................................................
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      [   ]
................................................................................
13.   Percent of Class Represented by Amount in Row (11)

      5.8% based on 11,771,019 shares outstanding as of August 4, 2004.
................................................................................
14.   Type of Reporting Person:  CO

                                 SCHEDULE 13D

CUSIP No.: 009367103                                         Page 6 of 17 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      Glenview Institutional Partners, L.P.

................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]

................................................................................
3.    SEC Use Only

................................................................................
4.    Source of Funds (See Instructions)

      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6.    Citizenship or Place of Organization      Delaware
................................................................................
Number of         7.    Sole Voting Power             None
Shares            .............................................................
Beneficially      8.    Shared Voting Power           335,662
Owned by Each     .............................................................
Reporting         9.    Sole Dispositive Power        None
Person With       .............................................................
                  10.   Shared Dispositive Power      335,662
................................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person      335,662
................................................................................
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      [   ]
................................................................................
13.   Percent of Class Represented by Amount in Row (11)

      2.9% based on 11,771,019 shares outstanding as of August 4, 2004.
................................................................................
14.   Type of Reporting Person:  PN

                                 SCHEDULE 13D

CUSIP No.: 009367103                                         Page 7 of 17 Pages
................................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      GCM Little Arbor Master Fund, Ltd.

................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [ ]

      (b) [X]

................................................................................
3.    SEC Use Only

................................................................................
4.    Source of Funds (See Instructions)

      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      [  ]

6.    Citizenship or Place of Organization   Cayman Islands, British West Indies
................................................................................
Number of         7.    Sole Voting Power             None
Shares            .............................................................
Beneficially      8.    Shared Voting Power           43,600
Owned by Each     .............................................................
Reporting         9.    Sole Dispositive Power        None
Person With       .............................................................
                  10.   Shared Dispositive Power      43,600
................................................................................
11.   Aggregate Amount Beneficially Owned by Each Reporting Person       43,600
................................................................................
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)

      [   ]
................................................................................
13.   Percent of Class Represented by Amount in Row (11)

      0.04% based on 11,771,019 shares outstanding as of August 4, 2004.
................................................................................
14.   Type of Reporting Person:  CO

                                                            Page 8 of 17 Pages

           This Statement on Schedule 13D relates to shares of common stock, $0.01 par value per share (the "Shares"), of AirGate PCS, Inc. (the "Issuer"). Certain of the Shares reported herein were previously reported on Schedule 13G, the last amendment of which was filed on February 13, 2004. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report the information disclosed in Item 4 hereof.

Item 1     Security and Issuer

           This Statement relates to the Shares. The address of the principal executive office of the Issuer is Harris Tower, 233 Peachtree St., NE, Suite 1700, Atlanta, Georgia 30303.

Item 2     Identity and Background

           This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i) Glenview Capital Management, LLC ("Glenview Capital
Management");

           ii) Glenview Capital GP, LLC ("Glenview Capital GP");

           iii) Glenview Capital Partners, L.P. ("Glenview Capital Partners");

           iv) Glenview Institutional Partners, L.P. ("Glenview Institutional Partners");

           v) Glenview Capital Master Fund, Ltd. ("Glenview Capital Master Fund"); and

           vi) GCM Little Arbor Master Fund, Ltd. ("GCM Little Arbor Fund").

           This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, and GCM Little Arbor Fund.

                             The Reporting Persons

           Glenview Capital Management is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital Management is management of the investment activities of, among others, each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, and GCM Little Arbor Fund. Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, and GCM Little Arbor Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund and GCM Little Arbor Fund. Current information about the identity and background of the principal managers and officers of Glenview Capital Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           Glenview Capital GP is a Delaware limited liability company and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital GP is to serve as the general partner of each of Glenview Capital Partners and Glenview Institutional Partners, as well as certain other investment funds. In such capacity, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners and

                                                             Page 9 of 17 Page


Glenview Institutional Partners. The managing member of Glenview Capital GP is Lawrence M. Robbins, the Chief Executive Officer of Glenview Capital Management. Current information about Mr. Robbins is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           Glenview Capital Partners is a Delaware limited partnership and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Capital Partners is investment in securities. The general partner of Glenview Capital Partners is Glenview Capital GP. The managing member of Glenview Capital GP is Lawrence M. Robbins, the Chief Executive Officer of Glenview Capital Management. Current information about Mr. Robbins is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           Glenview Institutional Partners is a Delaware limited partnership and its principal office is located at 399 Park Avenue, Floor 39, New York, New York 10022. The principal business of Glenview Institutional Partners is investment in securities. The general partner of Glenview Institutional Partners is Glenview Capital GP. The managing member of Glenview Capital GP is Lawrence M. Robbins, the Chief Executive Officer of Glenview Capital Management. Current information about Mr. Robbins is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2

           Glenview Capital Master Fund is a Cayman Islands exempted company and its principal office is located at c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896GT, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of Glenview Capital Master Fund is investment in securities. Glenview Capital Management serves as investment manager of Glenview Capital Master Fund. Although Glenview Capital Master Fund has a board of directors, decision-making power and authority with regard to the Shares held in its portfolio has been delegated to Glenview Capital Management, which controls the investment activities of Glenview Capital Master Fund. Current information about the identity and background of the principal managers and officers of Glenview Capital Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           GCM Little Arbor Fund is a Cayman Islands exempted company and its principal office is located at c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre, North Church Street, P.O. Box 896GT, George Town, Grand Cayman, Cayman Islands, British West Indies. The principal business of the GCM Little Arbor Fund is investment in securities. Glenview Capital Management serves as the investment manager of the GCM Little Arbor Fund. Although GCM Little Arbor Fund has a board of directors, decision-making power and authority with regard to the Shares held in its portfolio has been delegated to Glenview Capital Management, which controls the investment activities of GCM Little Arbor Fund. Current information about the identity and background of the principal managers and officers of Glenview Capital Management is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           The securities held for the accounts of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners and GCM Little Arbor Fund may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry

                                                            Page 10 of 17 Page



positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.    Purpose of Transaction,

           On November 22, 2004, Alamosa Holdings, Inc. ("Alamosa"), announced that it had made a proposal to combine with the Issuer and exchange Alamosa common stock for Shares of the Issuer (the "Merger Proposal"). The Reporting Persons reserve the right to contact the boards of directors and management of each of the Issuer and Alamosa, other shareholders of the Issuer and other third parties involved in the Merger Proposal, regarding, among other things, the Merger Proposal.

           All of the Shares reported herein as having been acquired or disposed of from the accounts of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners and GCM Little Arbor Fund were acquired or disposed of for investment purposes. Except as set forth herein, none of the Reporting Persons or, to the best of their knowledge, any of the persons identified in response to this Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.    Interest in Securities of the Issuer

           According to information filed by the Issuer with the Securities and Exchange Commission in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 11,771,019 as of August 4, 2004.

           (a) (i) Glenview Capital Management may be deemed the beneficial owner of 1,179,929 Shares (approximately 10.0% of the total number of Shares outstanding). This amount consists of (A) 114,871 Shares held for the account of Glenview Capital Partners, (B) 685,796 Shares held for the account of Glenview Capital Master Fund, (C) 335,662 Shares held for the account of Glenview Institutional Partners, and (D) 43,600 Shares held for the account of GCM Little Arbor Master Fund;

                (ii) Glenview Capital GP may be deemed the beneficial owner of 450,533 Shares (approximately 3.8% of the total number of Shares outstanding). This amount consists of (A) 114,871 Shares held for the account of Glenview Capital Partners, and (B) 335,662 Shares held for the account of Glenview Institutional Partners;

                (iii)Glenview Capital Partners may be deemed the beneficial owner of 114,871 Shares (approximately 0.09% of the total number of Shares outstanding) held for its account.

                (iv) Glenview Institutional Partners may be deemed the beneficial owner of 335,662 Shares (approximately 2.9% of the total number of Shares outstanding) held for its account.

                (v) Glenview Capital Master Fund may be deemed the beneficial owner of 685,796 Shares (approximately 5.8% of the total number of Shares outstanding) held for its account.

                                                            Page 11 of 17 Page



                (vi) GCM Little Arbor Fund may be deemed the beneficial owner of 43,600 Shares (approximately 0.04% of the total number of Shares outstanding) held for its account.

           (b) (i) Glenview Capital Management may be deemed to have sole power to direct the voting and disposition of the 1,179,929 Shares that it may be deemed to beneficially own as set forth above.

                (ii) Glenview Capital GP may be deemed to have shared power to direct the voting and disposition of the 450,533 Shares that it may be deemed to beneficially own as set forth above.

                (iii)Glenview Capital Partners may be deemed to have shared power to direct the voting and disposition of the 114,871 Shares held for its account.

                (iv) Glenview Institutional Partners may be deemed to have shared power to direct the voting and disposition of the 335,662 Shares held for its account.

                (v) Glenview Capital Master Fund may be deemed to have shared power to direct the voting and disposition of the 685,796 Shares held for its account.

                (vi) GCM Little Arbor Fund may be deemed to have shared power to direct the voting and disposition of the 43,600 Shares held for its account.

           (c) There have been no transactions effected with respect to the Shares since September 23, 2004 (60 days prior to the date hereof) by any of the Reporting Persons.

           (d) Not applicable.

           (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of theIssuer.

           From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 7.    Material to be filed as Exhibits.

           The Exhibit Index is incorporated herein by reference.

                                                            Page 12 of 17 Page




                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2004         Glenview Capital Management, LLC


                                By: /s/ Lawrence M. Robbins
                                    ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW CAPITAL GP, LLC


                                By: /s/ Lawrence M. Robbins
                                    ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW CAPITAL PARTNERS, L.P.

                                By:     Glenview Capital GP, LLC,
                                        its General Partner

                                By: /s/ Lawrence M. Robbins
                                    ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW INSTITUTIONAL PARTNERS, L.P.

                                By:     Glenview Capital GP, LLC,
                                        its General Partner

                                By: /s/ Lawrence M. Robbins
                                    ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW CAPITAL MASTER FUND, LTD.

                                By:     Glenview Capital Management, LLC
                                        its Investment Manager

                                By: /s/ Lawrence M. Robbins
                                    ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

                                                            Page 13 of 17 Page




Date: November 22, 2004         GCM LITTLE ARBOR MASTER FUND, LTD.

                                By:   Glenview Capital Management, LLC
                                      its Investment Manager

                                By: /s/ Lawrence M. Robbins
                                    ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

                                                            Page 14 of 17 Page



                                    ANNEX A

           Managers and Officers of Glenview Capital Management, LLC

Name/Title/Citizenship    Principal Occupation       Business Address
----------------------    --------------------       ----------------
Lawrence M. Robbins       Chief Executive Officer    399 Park
Chief Executive Officer   of Glenview Capital        Avenue
(United States)           Management, LLC            Floor 39
                                                     New York, N.Y. 10022

Richard Barrera           Investment Professional    399 Park
Managing Director         at Glenview Capital        Avenue
(United States)           Management, LLC            Floor 39
                                                     New York, N.Y. 10022

           Except as otherwise set forth herein, to the best of the Reporting Person's knowledge:

           (a) None of the above persons hold any Shares.

           (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                            Page 15 of 17 Page



                                 EXHIBIT INDEX

Ex.                                                          Page No.
---                                                          --------

A.   Joint Filing Agreement, dated November 22, 2004 by
     and among Glenview Capital Management, LLC, Glenview
     Capital GP, LLC, Glenview Capital Partners, L.P.,
     Glenview Capital Master Fund, Ltd., Glenview
     Institutional Partners, L.P., and GCM Little Arbor
     Master Fund, Ltd....................................       16

                                                            Page 16 of 17 Page



                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of AirGate PCS, Inc. dated as of November 22, 2004 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 22, 2004         Glenview Capital Management, LLC


                                By: /s/ Lawrence M. Robbins
                                   ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW CAPITAL GP, LLC


                                By: /s/ Lawrence M. Robbins
                                   ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW CAPITAL PARTNERS, L.P.

                                By:     Glenview Capital GP, LLC,
                                        its General Partner

                                By: /s/ Lawrence M. Robbins
                                   ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW INSTITUTIONAL PARTNERS, L.P.

                                By:     Glenview Capital GP, LLC,
                                        its General Partner

                                By: /s/ Lawrence M. Robbins
                                   ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

Date: November 22, 2004         GLENVIEW CAPITAL MASTER FUND, LTD.

                                By:     Glenview Capital Management, LLC
                                        its Investment Manager

                                By: /s/ Lawrence M. Robbins
                                   ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer

                                                            Page 17 of 17 Page



Date: November 22, 2004         GCM LITTLE ARBOR MASTER FUND, LTD.

                                By:     Glenview Capital Management, LLC
                                        its Investment Manager

                                By: /s/ Lawrence M. Robbins
                                   ---------------------------
                                Name:   Lawrence M. Robbins
                                Title:  Chief Executive Officer